Mail Stop 6010

      March 13, 2006

VIA U.S. MAIL AND FACSIMILE (781) 461-3491

Joseph E. McDonough
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA  02062-9106


      Re:	Analog Devices, Inc.
		Form 10-K for the year ended October 29, 2005
      Filed November 21, 2005
		File No. 001-07819

Dear Mr. McDonough:

      We have reviewed your response dated March 1, 2006 and related filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended October 29, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 38

s. Stock-Based Compensation, page 47


1. We note your response to our prior comment 3. While Question 3 of
SAB Topic 14.D.1 provides guidance regarding what you should consider when evaluating the extent of your reliance on implied volatility versus historical volatility, Question 4 of SAB Topic 14.D.1 provides a list of five factors that should be present for a company to place exclusive reliance on implied volatility. Please respond to the following comments:

* Similarity of Exercise Prices - You use all traded options to calculate your implied volatility including exercise prices that are near-the-money and out-of-the-money, but you give the near-the-money options more weight because they are more actively traded. Please discuss how you considered that one of the factors listed in Question
4 of SAB Topic 14.D.1 states that to exclusively rely on implied volatility the traded options must have exercise prices that are both
(a) near-the-money and (b) close to the exercise price of the employee share options. When near-the-money options are not available, you should use a weighted-average approach. See footnotes
54 and 48.
* Similarity of Length of Terms - We note that you use some traded options with terms of less than one year. Please discuss how you considered that one of the factors listed in Question 4 of SAB Topic
14.D.1 states that to exclusively rely on implied volatility the remaining maturities of the traded options on which you base the estimate should be at least one year.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3604 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant

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Joseph E. McDonough
Analog Devices, Inc.
March 13, 2006
Page 2